02041118

NO ACT
P.E 6-14-02
1-16531

DC

June 14, 2002

Act 33
Section
Rule 144
Public Availability 6-14-02

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: General Maritime Corporation
Incoming letter dated June 14, 2002

Based on the facts in your letter, the Division concurs in your view that, for purposes of Rule 144 under the Securities Act of 1933, the holding period for the shares of common stock issued in the transactions described in your letter commenced on the respective closing dates for each acquisition.

Because this position is based on the representations made to the Division in your letter, any different facts or conditions might require a different conclusion.

Sincerely,

Kristina Wyatt
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2002

Thomas E. Molner
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022-3852

Re: General Maritime Corporation

Dear Mr. Molner:

In regard to your letter of June 14, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

KRAMER LEVIN NAFTALIS & FRANKEL LLP

919 THIRD AVENUE

NEW YORK, N.Y. 10022 - 3852

TEL (212) 715-9100

FAX (212) 715-8000

47, AVENUE HOCHE

75008 PARIS

FRANCE

June 14, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: General Maritime Corporation
Request for No-Action Letter in Respect of Rule 144 under the Securities Act of 1933

Ladies and Gentlemen:

We are writing to you on behalf of our client, General Maritime Corporation, a Marshall Islands Corporation. We request the assurance of the Staff of the Office of Chief Counsel, Division of Corporation Finance that it will not recommend that the Securities and Exchange Commission take any action if certain recipients of shares of the Company's common stock resell the shares in reliance on Rule 144 as described below. These shares are currently held in escrow or would be delivered pursuant to adjustments provided for in the Company's Plan of Recapitalization and would be resold on the basis that the Rule 144 holding period for the shares began no later than the closing date of the acquisition for which the shares were issued as consideration, as further described below.

Background

Summary. The Company was formed in a private placement combining businesses and assets of a group of predecessors and other entities with prior relationships with the Company's founder in exchange for shares of the Company's common stock. These entities were all in the business of international seaborne crude oil transportation services through ownership of oil tankers or, in one case, through the provision of management services to the Company's predecessors. These acquisitions were made pursuant to Contribution Agreements between the Company and each of the parties exchanging interests (in most cases equity interests and in three cases direct ownership of vessels) in vessels or businesses (the "Exchanging Parties") and a Plan of Recapitalization annexed to each such agreement entered into as of May 25, 2001. The acquisitions closed at various times beginning on the date of the Company's initial public offering of its Common Stock, June 12, 2001 (at a price to the public of $18.00 per share), and ending on July 30, 2001. All of the Exchanging Parties were highly sophisticated "accredited investors" (as such term is defined pursuant to Regulation D under the Securities Act of 1933, as amended), and these acquisitions were structured as a private placement exempt from registration under the Securities Act. As used in this letter, Plan of Recapitalization refers to the Contribution Agreements and the Plan of Recapitalization annexed thereto.

The Plan of Recapitalization provided that all of the shares of Common Stock prior to the Company's initial public offering (29 million shares) were to be allocated to the Exchanging Parties. After delivery of equity interests or vessels on their respective closing dates as set forth below, the Exchanging Parties were not required by the Plan of Recapitalization to contribute anything further of value, take any other actions, or provide any other consideration in exchange for these shares. The Plan of Recapitalization provided for issuance of these 29 million shares to an escrow agent upon the closing of the first acquisition and for a preliminary allocation of shares among the Exchanging Parties upon the closing of their respective acquisition transactions. Thereafter, the Plan of Recapitalization provided that some of the shares initially allocable to an Exchanging Party be retained in up to three types of escrow accounts (with sub-escrow accounts allocating shares to particular Exchanging Parties). We believe that the holding period under Rule 144(d) for shares allocated to an Exchanging Party should begin run from the date the Exchanging Party delivered consideration for issuance of the shares, the closing date of the particular acquisition, regardless of whether the particular shares were placed in an escrow account at or following the relevant closing time or allocated to the Exchanging Party following the relevant closing time as a result of an adjustment under the Plan.

Exchanging Parties. The following Exchanging Parties contributed the assets described to the Company:

- The limited partners of seven limited partnerships owning a number of oil tankers for which affiliates of Peter C. Georgiopoulos (the Company's CEO and founder) acted as general partner (the "Georgiopoulos Limited Partnerships") contributed all of their limited partnership interests to the Company. Mr. Georgiopoulos directly or indirectly contributed all of the capital stock of the corporate general partners of the Georgiopoulos Limited Partnerships. The closing of this acquisition occurred on June 12, 2001.

- Mr. Georgiopoulos contributed all of the outstanding capital stock of a management company previously named "General Maritime Corporation" ("old General Maritime"), which provided management services for most of the acquired vessels. The closing of this acquisition occurred on June 12, 2001.

- Affiliates of Wexford Capital LLC contributed all of the outstanding equity of five special purpose entities (the "Wexford Entities") owning a number of oil tankers (most of which had been managed by old General Maritime). The closing of this acquisition occurred on June 15, 2001.

- Three corporate entities owning three vessels (the "Other Vessels") contributed those vessels to the Company directly (and not through transfer of any corporate entity). The Other Vessels had been owned and operated by parties unaffiliated with the Company (although Mr. Georgiopoulos had preexisting relationships with their owners and an indirect participating interest in one of these vessels). The closings of the acquisitions of the Other Vessels occurred on July 3, 2001, July 23, 2001, and July 30, 2001.

Allocation of Shares under the Plan of Recapitalization. The Plan of Recapitalization allocated a set number of shares of Common Stock to Mr. Georgiopoulos in exchange for his contribution of the entire equity interest in old General Maritime.[1] The remaining shares of Common Stock issuable under the plan were allocated to each vessel contributed on the basis of the Vessel Relative Value of the particular vessel as a portion of the aggregate Vessel Relative Value of all the vessels contributed.[2] Exchanging Parties that contributed vessels or entities which owned vessels were entitled to receive all of the shares allocated to those vessels. Exchanging Parties that contributed their partnership interests in a Georgiopoulos Limited Partnership were entitled to receive shares calculated as if all of the shares allocable to the particular vessel or vessels had been delivered to the partnership in which they had an interest and the partnership had then dissolved and distributed such shares under the provisions of the applicable partnership agreement (treating each such share as if it was an amount of cash equal to the price in the Company's initial public offering).

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[1] The number of shares allocated in respect of old General Maritime was equal to 10% of the difference between 29 million shares and the number of shares at the initial public offering price equal to the aggregate Vessel Relative Value (as defined in the following footnote) of all vessels contributed to the Company by the Exchanging Parties.

[2] For this purpose, the Company and the Exchanging Parties agreed upon a definition of Vessel Relative Value to measure the relative net asset value of each vessel contributed to the Company. This definition was the appraised value of the vessel as of March 31, 2001. For entities transferred this amount was increased by any cash, loans receivable, restricted cash, accounts receivable, due from charterer and prepaid expenses and decreased by any accounts payable, indebtedness or interest payable of entities transferred to the Company (and any indebtedness repaid by the Company). For vessels transferred, this amount was reduced by any indebtedness repaid or to be repaid by the Company in connection with acquisition of the vessel or for the account of the applicable Exchanging Party. Amounts described under these formulas were to be determined in accordance with GAAP.

Description of Adjustments and Escrow Accounts. The particular escrow accounts and adjustments under the Plan of recapitalization are as follows:

(i) Indemnity Escrow. All Exchanging Parties (other than the owners of the Other Vessels)[3] placed shares in escrow (the "Indemnity Escrow") for six months to be available in the event that the Company made a claim for indemnity during a specified period with respect to representations, warranties and covenants given by the Exchanging Party under the Plan of Recapitalization.

(ii) Collar Adjustment/Collar Escrow. The Exchanging Parties which had been partners in the Georgiopoulos Limited Partnerships agreed that the distribution of shares among them would be recalculated and reallocated (the "Collar Adjustment") following the first anniversary of the Company's initial public offering.[4] The recalculation was to use a price equal to the average trading price of the common stock during the 20 trading days prior to the first anniversary of the Company's initial public offering (but not less than $13.00 or more than $23.00 per share). The distribution provisions of the limited partnership agreements of the Georgiopoulos Limited Partnerships provided generally for initial distributions on liquidation to the limited partners to return their capital contributions and then to give them a preferred return, following which the general partner was entitled to share in distributions at the rate of 10% to 20%. Therefore, if the Collar Adjustment produced a value of the Company common stock higher than the initial public offering price, the limited partner priority distribution would be satisfied with fewer shares, and Mr. Georgiopoulos would thus receive additional shares in respect of his contribution of the general partnership interest. A lower value for the common stock would produce the opposite result.

An escrow account (the "Collar Escrow") was established to hold a number of shares equal to the maximum number of shares that each Exchanging Party participating in this arrangement would have to surrender for reallocation if the stock price is at or beyond the limits of $13.00 or $23.00 per share. The escrow agent will be instructed to remove shares from the sub-escrow account of Exchanging Parties whose holdings are reduced by this adjustment and deliver

[3] The Company agreed with the owners of the Other Vessels that it is not typical in the tanker industry to retain a portion of the proceeds as an indemnity escrow on sale of a vessel and therefore did not require that shares allocated to these owners be held in this escrow.

[4] This calculation was to be made earlier in the event of an underwritten public offering in which the relevant Exchanging Parties sold at least one third of the shares allocated to them in the Plan of Recapitalization. This event is not expected to occur.

shares to the Exchanging Parties whose holdings are to be increased by this adjustment.

(iii) Purchase Price Adjustment/Purchase Price Escrow. The Plan of Recapitalization provided for a preliminary allocation of shares of common stock to Exchanging Parties based upon an estimate of the GAAP measurements as of the respective closing dates relating to the assets or businesses contributed which are relevant to the calculation of Vessel Relative Value. The Plan of Recapitalization provided that a final calculation of these amounts would be prepared following the closings using a calculation by the Company to be reviewed by the Company's independent auditors and subject to limited objection by the Exchanging Parties. The Plan of Recapitalization required adjustment of the number of shares allocated to each Exchanging Party on the basis of this final calculation (the "Purchase Price Adjustment").

An escrow account (the "Purchase Price Escrow") was established to hold 10% of the shares allocable to each Exchanging Party to provide shares of common stock for the Purchase Price Adjustment. The escrow agent will be instructed to remove shares from the sub-escrow account of Exchanging Parties whose holdings are reduced by this adjustment and deliver shares to the Exchanging Parties whose holdings are to be increased by this adjustment.

Shares in each of the three types of escrow accounts are held in sub-escrow accounts for each individual recipient. These shares are issued and outstanding, and each recipient has the right to vote shares held in its sub-escrow accounts and the obligation to pay taxes on any income on the shares. Dividends or other distributions with respect to shares held in escrow are likewise held in escrow and are released with the related shares to the recipient entitled to them. In order to avoid the issuance of fractional shares, the Company may pay Exchanging Parties cash in lieu thereof or require Exchanging Parties to purchase a fractional share to bring the number of shares issuable to the Exchanging Party to a whole number.[5] The Principal Shareholders table in the prospectus for the Company's initial public offering reflected allocations of shares to Exchanging Parties (and sub-escrow accounts to be voted by them) on the basis of the Company's preliminary estimate and disclosed this methodology.

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[5] As the issuance of fractional shares under this provision of the Plan of Recapitalization involves a negligible amount of shares and is only for administrative convenience in distributing the shares, we believe that the holding period for such fractional shares should be the same as the related shares being released from escrow.

Issue Presented

The foregoing facts present the issue of when the holding period under Rule 144(d)(1) begins for the shares placed in the three escrow accounts. Based on the reasons set forth below, it is our opinion that for each Exchanging Party the holding period began when the Exchanging Party delivered to the Company the equity interest or vessel it was required to deliver pursuant to the relevant agreement upon closing of the acquisition, regardless of the retention of shares in the three escrows described above and additional shares allocated to an Exchanging Party as a result of the Collar Adjustment or the Purchase Price Adjustment. Specifically, we believe that for Exchanging Parties in the acquisitions of the Georgiopoulos Limited Partnerships and old General Maritime, the holding period began on June 12, 2001; for Exchanging Parties in the acquisition of the Wexford Entities, the holding period began on June 15, 2001; and for the Exchanging Parties from whom the Other Vessels were acquired the holding period began on July 3, 2001, July 23, 2001, and July 30, 2001, respectively.

Legal Analysis

The Commission has set forth as a general principle that the holding period for restricted securities begins when the owner "is deemed to have paid for the securities and thereby assumed the full risk of economic loss associated with respect to them. If that risk is assumed as of the date of the agreement, then the holding period starts on that date, even though actual delivery of the securities may not occur until later." Resale of Restricted and Other Securities; Interpretations of Rules; Release No. 33-6099, Fed. Sec. L. Rep. (CCH) ¶ 2705H (August 2, 1979). As of the closing date of each of the acquisitions under the Plan of Recapitalization, the Exchanging Parties had delivered all consideration required of them in connection with the transaction, i.e., their equity interest in an entity owning a vessel or a vessel itself. Following such closing, their only right was to receive shares under the Plan of Recapitalization.

We further note that release of the shares from the escrows and issuance of additional shares under the adjustments described herein could be viewed as falling within the parameters of Rule 144(d)(3)(iii) which provides that "securities acquired as a contingent payment of the purchase price of an equity interest in a business, or the assets of a business, sold to the issuer or an affiliate of the issuer shall be deemed to have been acquired at the time of such sale if the issuer or affiliate was then committed to issue the securities subject only to conditions other than the payment of further consideration for such securities." Each Exchanging Party provided equity interests in vessel owners or management companies or vessels themselves to the Company on the closing date of its acquisition. They were not obligated to provide any further consideration for issuance of shares in the Plan of Recapitalization. In exchange, the Company promised to provide the Exchanging Parties in the aggregate with 29 million shares of its Common Stock, to be allocated subject to the adjustments described above. Release of the shares from escrow and completion of these adjustments depends solely on conditions other than the payment of further consideration and outside the control of the Exchanging Parties. For the Indemnity Escrow, the only condition is that no claim of breach of the Exchanging Parties' representations, warranties or covenants occur before expiration; for the Collar Adjustment and Purchase Price Adjustment, the only condition is that the calculation of the amounts to be allocated to each relevant Exchanging Party's account as provided in the Plan of Recapitalization be completed. The Collar Adjustment is based upon the price of the common stock at the recalculation date. The Purchase Price Adjustment is based on the Company's calculation of Vessel Relative Value for each vessel, as reviewed by the Company's auditors, subject to limited rights of the Exchanging Parties to object.

We analyze the escrows and adjustments under these arrangements below:

Indemnity Escrow. We believe that each Exchanging Party is properly viewed as holding shares of common stock allocated to a sub-escrow account for its benefit under the Indemnity Escrow for purposes of Rule 144(d)(1) from and after the date of closing of relevant acquisition. Pursuant to the Plan of Recapitalization, each Exchanging Party with such a sub-escrow account is entitled to vote the shares placed therein, is obligated to pay taxes on any income thereon and will receive any dividends or distributions on such shares upon release of the shares. We believe the Staff's response in American Hospital Supply Corporation (March 12, 1973) ("American Hospital") supports this view. In American Hospital, former stockholders of a corporation received shares of an acquirer's common stock as consideration for their shares. Ten percent of these shares were placed in an escrow account, referred to as Escrow A, for indemnification of the acquirer if the stockholders breached any representations, warranties or covenants. The stockholders retained the right to direct the voting of such shares while held in escrow and the right receive dividends on such shares. The Staff agreed that the stockholders bore the risks of ownership of the shares held in this escrow from the date of the escrow agreement and that the holding period under Rule 144(d)(1) therefore began on that date. *See also* Pennsylvania Life Co. (Oct. 11, 1972) ("Pennsylvania Life") (the holding period of shares held in an escrow account as collateral security for the performance and satisfaction of various conditions, covenants, representations and warranties of the acquired company and its shareholders began on the closing date of the transaction).

Collar Escrow and Purchase Price Escrow. The Collar Escrow and the Purchase Price Escrow serve a different purpose from the escrows described in the preceding paragraph. They ensure that shares will be available for the Collar Adjustment and the Purchase Price Adjustment respectively, rather than in the event of an indemnity claim. However, we believe that they are analytically identical. The Exchanging Parties had delivered all consideration required of them in respect of such shares at the respective closing dates of their acquisitions and were at risk for such shares from and after such date. Just as in the Indemnity Escrow, the Exchanging Parties have the right to vote the shares in their sub-escrow accounts, are obligated to pay taxes on any income thereon and will receive any dividends or distributions on such shares upon release of the shares. For these reasons, we believe that shares in the Collar Escrow and the Purchase Price Escrow should be treated the same as those in the Indemnity Escrow and the Rule 144(d)(1) holding period should run from the closing date of the relevant acquisition.

Collar Adjustment and Purchase Price Adjustment. We analyze these arrangements together because of their fundamental similarity. The only significant difference between the two types of adjustments is the external measurement which determines how many shares are allocated to an Exchanging Party. Under the Collar Adjustment, this is based on a recalculation of the distribution of shares to former partners of the Georgiopoulos Partnerships based upon the market price of the Common Stock at a later date. Under the Purchase Price Adjustment and Escrow this is based upon the final calculation of Aggregate Vessel Values for the various vessels on the basis of GAAP financial measurements at the respective closing dates.

The Collar Adjustment provides that some Exchanging Parties will receive additional shares based upon the market price of the Common Stock at a date following closing of the relevant acquisitions. There are a number of instances where the Staff has indicated that where an issuer agrees to provide additional shares on this basis, the additional shares will treated as having been held since for the same period as the shares to which they are being added. *See, e.g.*, Transco Energy Co. (Aug. 5, 1993) ("Transco") in which the issuer set up two escrow accounts for the benefit of another party under a litigation settlement agreement. One of these accounts, the Variable Escrow Account, contained shares of the issuer's common stock to be released to the other party at a fixed time. The number of shares to be issued to the other party from the account depended on the average price of the issuer's stock in the month preceding release. If the average stock price was $20 or greater, all of the shares in the account would be returned to the issuer; if the price was $10 or less (or could not be calculated), all of the shares in the account would go to the other party; and if the price was between $10 and $20, the other party would receive an additional number of shares such that the value of the shares released from both accounts would equal $15 million. The issuer requested that the Staff concur that the holding period for shares in both escrow accounts commenced on the closing date of the settlement agreement. As a basis, the issuer noted that the other party gave full consideration for the shares at the settlement agreement closing date and would give no further consideration; there was no guarantee of the price of the shares when and if sold by the other party; and the release of the shares from escrow was subject only to conditions other than the payment of further consideration by the other party. The Staff agreed that the holding period commenced at the time the settlement agreement was entered into.[6] In its response to a number of other

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[6] *See also* Chronar Corp. (Jan. 30, 1987) ("Chronar") in which an issuer provided in a subscription agreement that the purchasers would be entitled to receive additional shares without further consideration in the event that the issuer sold shares before a specified date below a specified price. The issuer and the purchasers entered into an amendment of this subscription agreement at a later date which provided for the issuance of additional shares to the purchasers based on a formula if the issuer had not made a public offering prior to a specified date and the market price of issuer common stock was less than a specified price. The Staff agreed with the issuer's counsel that the holding period for the additional shares ran from the date of the amendment, although whether any additional shares would be issued and their amount was unknown at that date.

interpretive requests, the Staff has similarly found that the holding period for securities issued after the closing of a transaction pursuant to a predetermined formula commenced on the closing date (or, if the formula was later amended, the date of amendment), provided that the recipients were not required to give additional consideration post-closing. *See, e.g.,* Pennsylvania Life (the holding period for "earn-out" shares based upon acquired company's post-closing earnings began on the closing date of the transaction in which issuer's obligation to issue such shares arose); Booz, Allen & Hamilton Inc. (Sep. 30, 1974) (the holding period for "earn-out" shares based upon acquired company's post-closing earnings began on the closing date of the transaction in which issuer's obligation to issue such shares arose); Rollins, Inc. (Nov. 12, 1976) (the holding period for additional shares based upon the future aggregate market value of the issuer shares distributed at closing began on the closing date of the transaction in which issuer's obligation to issue such shares arose); Teleprompter Corp. (Mar. 13, 1978) (the holding period for additional shares issued in accordance with predetermined formula began on the date of the final amendment to such formula); Silvar-Lisco (Oct. 19, 1984) (the holding period for "earn-out" shares based upon post-merger company's entering into software licenses and achieving certain revenue goals post-closing began on the closing date of the merger in which the share issuance formula was finalized); Bio-Rad Laboratories, Inc. (Nov. 25, 1985) (the holding period for additional shares issued in lieu of post-closing cash payments, based solely upon passage of time and issuer's election, at its sole discretion, began on the closing date of the sale in which the debentures in respect of which such post-closing payments were to be made were issued and the share issuance formula was finalized); and Elliott Assocs., L.P. (Jan. 18, 1999) (the holding period for additional shares issued if issuer's common stock did not trade at a specified premium to exchange price during a post-closing period began on the closing date of the transaction in which the debt securities in respect of which such additional shares were to be issued were sold and the share issuance formula was finalized).

Each of the reasons cited in Transco is present in the instant case: the Exchanging Parties gave full consideration for any additional shares they receive under the Collar Adjustment and the Purchase Adjustment on the closing date of the respective acquisitions and they are required to give no further consideration; there is no guarantee of the price for the shares when and if sold by the Exchanging Parties; and the release of any additional shares from the Collar Accounts and the Purchase Price Allocation Accounts is subject only to conditions other than the payment of further consideration by the Exchanging Parties. For these reasons, we believe that in this instance, as in Transco, the holding period for additional shares issued in the Collar Adjustment and the Purchase Price Adjustment should begin on the date consideration was delivered by the Exchanging Parties, the closing date of the relevant acquisition. We do not believe the fact that an Exchanging Party will have no right to vote the shares it receives in a Collar Adjustment or Purchase Price Adjustment until they are allocated to its sub-escrow account in the Collar Escrow or the Purchase Price Escrow or issued to the Exchanging Party is significant in this analysis, because the Exchanging Party remains at risk for these shares. We note that in Pennsylvania Life, the shareholder was entitled to "earn-out shares" which could not be voted by the shareholder until they were issued, notwithstanding that the holding period began earlier (at the closing of the relevant acquisition). In that case, as in the instant case, other shares were issued into an indemnity escrow for which the holding period was also determined to run from the closing date. In that case, as in this one, shares in the indemnity escrow were treated differently, and the recipient shareholder was entitled to vote them during the escrow period.

We recognize that the Collar Adjustment and Purchase Price Adjustment differ somewhat from the additional share arrangements in the no-action letters discussed above in that the Company will not be issuing the additional shares. Rather, the number of shares in escrow for certain Exchanging Parties will be reduced and the escrow agent will reallocate these shares to the appropriate Exchanging Parties. It is our view, however, that this difference does not compel a different result. At the time the Exchanging Parties contributed their equity interests or assets to the Company, they contributed the full consideration for whatever shares they were entitled to receive in exchange. The only issue was how a fixed number of these shares was to be allocated among the Exchanging Parties based on a fixed formula outside of the control of these participants. All that is required to finally determine the allocation is availability of the data for the formula; for shares in the Purchase Price Escrow, this data is the financial information as of each closing date; for shares in the Collar Escrow, this is the Company's common stock price at a designated point in the future. Thus, on the closing date when an Exchanging Party contributed assets or equity interests to the Company, the Exchanging Party was fully at risk for the number of shares it would be entitled to under the formula even though this number was unknown at the time. Since the allocation formula was fixed before any shares were issued, we do not believe that the reallocation of escrowed shares is properly viewed as the transfer of shares from one Exchanging Party to another. This is significant because some Exchanging Parties, such as Mr. Georgiopoulos, are affiliates, and transfers from them (like an issuance by the Company) would commence the holding period for purposes of Rule 144(d)(1). Had the Company waited to issue the shares in the Collar Escrow and the Purchase Price Escrow until the data necessary to finally allocate them became available, the no-action letters above indicate that the holding period would have run from the closing date rather than the date of issuance. We do not believe their issuance into escrow should cause a different result.

Conclusion

We therefore ask the Staff to confirm that it would not recommend that the Commission take any enforcement action if recipients sell shares of the Company's common stock in accordance with Rule 144 under the assumption that the holding period for such shares began on the closing date of the acquisition for which such shares were issued as consideration as described above. If you do not concur with the reasons expressed in this letter for issuing the requested no-action letter, we respectfully request the opportunity to discuss the matter prior to your issuance of a written response.

If you have any questions or require any additional information, please do not hesitate to call me at (212) 715-9429.

In accordance with Release No. 33-6269, we have enclosed seven additional copies of this letter. Please acknowledge your receipt of this letter by date stamping the enclosed receipt copy and returning it in the enclosed self-addressed stamped envelope.

Thank you very much.

Sincerely,

Thomas E. Molner

cc: Peter C. Georgiopoulos
James C. Christodoulou